                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             BUSH INDUSTRIES, INC.
                               (Name of Issuer)

                     CLASS A COMMON STOCK, PAR VALUE $.10
                        (Title of Class of Securities)

                                   123164105
                                (CUSIP Number)

                            Mr. K. Tucker Andersen
                             Cumberland Associates
                          1114 Avenue of the Americas
                           New York, New York 10036
                                (212) 536-9700
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                              November 14, 1995
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].

                                 SCHEDULE 13D

CUSIP No. 123164105

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[ ]
                                                            b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.  SOLE VOTING POWER

                              None

  NUMBER OF         8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY                  None
  OWNED BY
    EACH            9.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                     295,000
    WITH
                   10.  SHARED DISPOSITIVE POWER

                              5,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          300,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8%

14.  TYPE OF REPORTING PERSON*
          PN, IA

Item 1.   Security and Issuer.
          This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, dated April 26, 1995 (the "Schedule 13D"), electronically filed by Cumberland Associates, a New York limited partnership, and relates to the Class A Common Stock, par value $.10 per share (the "Common Stock" or the "Shares"), of Bush Industries, Inc. (the "Company"), which has its principal executive offices at One Mason Drive, Jamestown, New York 14702. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of the date hereof, Cumberland Associates beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:

          Number of Shares                   Percentage*

             300,000 ** ***                      4.8%


          Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the 60 day period prior to the date of this filing. As of November 15, 1995, Cumberland Associates is no longer the beneficial owner of more than 5 percent of the Common Stock outstanding. Accordingly, until such time as Cumberland Associates acquires, directly or indirectly, beneficial ownership of additional Common Stock in excess of the 5 percent threshold, Cumberland Associates is no longer required to report pursuant to Rule 13d-1 with respect to the Common Stock.

































* Based on 6,193,674 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the fiscal quarter ended September 30, 1995, filed with the SEC on November 13, 1995.

** As to 295,000 Shares of which, there is sole power to dispose or to direct the disposition of such Shares; as to 5,000 Shares of which, there is shared power to dispose or to direct the disposition of such Shares because two of the account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their respective discretionary accounts within a period of 60 days.

***Cumberland Associates has no voting power with respect to any of the Shares.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     November 15, 1995

                              CUMBERLAND ASSOCIATES


                              By: /s/ K. Tucker Andersen
                                  K. Tucker Andersen
                                  General Partner

                                  APPENDIX A*


1.   TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES




             DATE OF                       NO. OF UNITS                        NO. OF                           PRICE
           TRANSACTION                       PURCHASED                       UNITS SOLD                        PER UNIT



              11/15/95                                                          22,000                         $19.00
              11/14/95                                                          30,000                         $19.25
              11/13/95                                                           6,000                         $19.375
              11/10/95                                                          15,000                         $19.125
              11/9/95                                                            9,000                         $19.125
              11/8/95                                                            8,000                         $19.1281
              11/7/95                                                            5,000                         $19.15
              11/6/95                                                            7,500                         $19.21
              11/3/95                                                            7,500                         $19.317





























* Each of the transactions set forth in this Appendix was a regular way transaction.